SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DEPUTY CEO TO STEP DOWN IN MARCH 2014

Ryanair, Europe's only Ultra Low Cost Carrier (ULCC), today (1 July 2013) announced that Michael Cawley, its Deputy CEO and Chief Commercial Officer has decided to step down from his full-time Executive role in 10 months time at the end of March 2014, as he wishes to pursue other business interests including a number of Non Executive Board positions.

Michael, who is responsible for the airline's commercial strategy, its successful "low fares - high load factor" operations, as well as overseeing the development of its new route and airport relationships, will use the next 10 months to assist a smooth handover to his successor, who will be appointed over the coming months.

The Chairman of Ryanair, David Bonderman has invited Michael Cawley to join the Board as a Non Executive Director after he steps down as a full-time Executive in March 2014, and Ryanair is pleased to confirm that Michael has accepted this invitation. It is expected that Michael will join the Board of Ryanair Plc in a Non Executive capacity on 1 May 2014 next.

Ryanair's Chief Executive Michael O'Leary said:

"I am grateful to Michael for his enormous contribution to the successful growth and development of Ryanair over the past 17 years. I am pleased that he has given us such a long notice period so that he can assist his successor over a substantive handover period. We are also delighted that he has accepted David Bonderman's invitation to join the Board as a Non Executive Director from mid 2014 onwards. We wish Michael every success for the future, and are pleased that we will continue to have access to his experience as a Non Executive Board member once he steps down from his full-time Executive role in March next year.

For further information
please contact:

                                   Robin Kiely                       Joe Carmody
                                   Ryanair Ltd                       Edelman Ireland
                                  Tel: +353-1-8121212          Tel: +353-1-6789 333
                                  press@ryanair.com          ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 July, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary